EXHIBIT 99.2
                                                                    ------------



                       CANADIAN NATURAL RESOURCES LIMITED

                               INSTRUMENT OF PROXY

        SOLICITED by the management of canadian natural resources limited for the annual general meeting of shareholders to be held on May 8, 2003

         The undersigned shareholder of Canadian Natural Resources Limited (the "Corporation") hereby appoints Allan P. Markin, Chairman of the Board, or failing him, John G. Langille, President of the Corporation, or instead of either of the foregoing, __________________________________as nominee and proxy (the "Proxy") of the undersigned with full power of substitution to attend and act on behalf of the undersigned in respect of all Common Shares registered in the name of the undersigned at the Annual General Meeting of holders of Common Shares of the Corporation to be held at 3:00 o'clock in the afternoon (MDT) on the 8th day of May, 2003 (the "Meeting"), and at any adjournment or adjournments thereof in the same manner, to the same extent and with the same powers as if the undersigned were present at the Meeting or any adjournment or adjournments thereof; provided that the undersigned shareholder specifies and directs the persons above named that the Common Shares registered in the name of the undersigned shall be voted:

1. TO VOTE FOR _____ OR WITHHOLD FROM VOTING ON _____ the election as directors of the Corporation for the ensuing year, of these nominees proposed by management described in the Information Circular accompanying the Notice of Meeting and this Instrument of Proxy, namely: N. Murray Edwards, Ambassador Gordon D. Giffin, James T. Grenon, John G. Langille, Keith A.J. MacPhail, Allan P. Markin, James
         S. Palmer, C.M., Q.C., Eldon R. Smith, M.D. and David A. Tuer.

2. TO VOTE FOR ______ OR WITHHOLD FROM VOTING ON ______ the appointment of PricewaterhouseCoopers LLP, Chartered Accountants, Calgary, Alberta, as auditors of the Corporation for the ensuing year and the authorization of the directors Audit Committee of the Board of Directors of the Corporation to fix their remuneration.

3. TO VOTE FOR ______ OR AGAINST ______ the ordinary resolution increasing the number of Common Shares issuable pursuant to the exercise of options granted by the Corporation pursuant to its Amended Compiled and Restated Stock Option Plan as set forth in the accompanying Information Circular .

4. At the discretion of the said Proxy, to vote on any permitted amendments to or variations of any matters identified in the Notice of Meeting enclosed herewith or other matters that may properly be brought before the Meeting or any adjournments thereof.

                  UNLESS OTHERWISE INDICATED ABOVE, ON ANY BALLOT THAT MAY BE CALLED FOR, THE COMMON SHARES REPRESENTED BY THIS INSTRUMENT OF PROXY WILL BE VOTED FOR THE APPROVAL OF ALL MATTERS SET OUT HEREIN. IF ANY AMENDMENTS TO THE MATTERS IDENTIFIED IN THE NOTICE OF MEETING ARE PROPOSED AT THE MEETING OR ANY ADJOURNMENT OR ADJOURNMENTS THEREOF, OR IF ANY OTHER MATTERS PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENT OR ADJOURNMENTS THEREOF, DISCRETIONARY AUTHORITY IS HEREBY CONFERRED WITH RESPECT THERETO.
                  The undersigned shareholder of the Corporation hereby ratifies and confirms all that the Proxy may do by virtue hereof. Any Instrument of Proxy previously given with respect to the undersigned shares is hereby revoked and this Instrument of Proxy may be revoked at any time prior to the exercise thereof.

                  ______________________________________________________________
                  Name of Shareholder

                  ______________________________________________________________
                  Signature of Shareholder

                  ______________________________________________________________
                  Number of Shares

                  DATED this _____ day of _________________________, 2003.

                  1. A shareholder has the right to appoint a proxy holder (who need not be a shareholder) other than the persons designated above, to attend and act for such shareholder at the Meeting. To exercise this right, the shareholder must insert the name of the desired person in the blank space provided above and strike out the other names, or may complete another appropriate Instrument of Proxy.

                  2. The Instrument of Proxy must be dated and must be executed by the shareholder or such shareholder's attorney authorized in writing or if the shareholder is a corporation under its corporate seal or by an officer or attorney thereof duly authorized. If this Instrument of Proxy is not dated it shall be deemed to bear the date on which it was mailed to the shareholder by the management of the Corporation.

                  3. The Instrument of Proxy will not be valid and will not be acted on or voted unless it is signed and delivered to Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1 not later than 24 hours before the time of the Meeting or any adjournment thereof.